Exhibit 99.2

LUNA GOLD CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2006

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements for the year ended December 31, 2006.  The information contained within this MD&A is current to April 17, 2006, and stated in U.S. dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements.  Much of the information in this report includes or is based upon estimates, projections or other “forward looking statements”.  Such forward-looking statements include any projections or estimates made by management in connection with the Company’s business operations.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of the Company’s business, actual results will almost always vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other “forward looking statements” involve various risks and uncertainties as outlined below.  Management cautions the reader that important factors in some cases have affected, and in the future could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other “forward looking statements.”

CORPORATE DEVELOPMENT AND STRATEGY

Overview

Luna Gold Corp. is a mineral exploration and development company engaged in the acquisition, exploration, and development of gold properties in Brazil and Nevada.

Acquisition of Aurizona Goldfields Corporation (“Aurizona”)

On January 31st, 2007, Luna Gold completed the 100% acquisition of Aurizona from Eldorado Gold Corporation (“Eldorado”) and Brascan Recursos Naturais SA along with Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as “Brascan”).  Aurizona holds a Brazilian operating company, Mineracao Aurizona S.A ("MASA"), which in turn holds the Aurizona project.  The project is an open pitable indicated resource of 500,000 oz at a grade of 1.27 g/t Au with a further 350,000 oz of inferred material at 1.27 g/t Au.  The above resource estimates are historical and do not conform to the standards of National Instrument 43-101; they may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The Company's qualified person ("QP") has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the Company's QP believes the historic estimate is relevant and offers a fair description of the Project's known mineralization.

Aurizona is not the only value Luna derives from the acquisition.  Strategically, Luna now has a foothold in an under-explored, gold-rich belt within a mining friendly jurisdiction.  The belt has other known gold resources, and Luna will be the only active developer within it.  We believe this will give Luna an advantage over other mining companies when competing for gold assets in the belt.

Aurizona has been inactive for over a decade, and while the resource does have value, the full value will not be realized until development and extraction.  Luna is currently planning to develop and mine Aurizona and we believe the characteristics of the deposit are such that we anticipate low operating costs and modest capital costs.  For these reasons, plus the fact that it has been permitted in the past and there is good support for its development in the region, we will pursue development as soon as possible.

From an operating perspective, there are a lot of benefits to the location of Aurizona.  It is a five hour drive from the capital cities of Belem, in Para State, and Sao Luiz, in Maranhao State.  The entire road access to site is paved except for the last 16 km, and Aurizona is connected to the national power grid by low voltage powerlines.  There are federal and state income tax reduction benefits for industrial development, modernizations, and diversification of businesses in Brazil’s northeast.  There is also potential for government loans and loan guarantees from various development banks in the region.  We will work to ensure that the Aurizona project receives all of the applicable benefits

The knowledge and experience required to build mines is almost as scarce a resource as mines themselves.  Fortunately, Luna has also acquired the expertise to develop mines in Brazil.  We hired a Chief Operating Officer (COO) who started with the company in June 2006, has over 30 years of operations and development experience and is intimately familiar with the Aurizona project.  In addition, he has close to 15 years of experience in Brazil, the last six years of which he held the position of Managing Director for Gencor Brazil.  He has been directly involved with a number of mine developments and operations in Brazil.

Luna will benefit from having a COO who knows Brazil, and is known in Brazil.  Since closing the Aurizona acquisition, he has been active in Brazil and has already hired an experienced project manager and skilled exploration geologist.

Nevada

Luna will still be maintaining its Nevada exploration business.  Our project generator has been exploring in Nevada for over 30 years and has an excellent understanding of Nevada geology and mineralization controls.  After identifying targets, the projects are presented to majors and intermediates operating in Nevada seeking the finance of further work via joint venture.  Luna thus spends very little and maintains a minority interest in the projects.  If the targets fail, we lose little; if the targets hit, there it upside potential.  It is a very low risk strategy for operating in a very high risk business.  It allows us to find a niche in Nevada where we are complimenting the majors instead of competing against them.

SELECTED ANNUAL INFORMATION

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
	$	$	$
Interest and other income	15,383	6,984	--
Loss for the period	(1,045,318)	(888,920)	(1,075,744)
General and administration expenses	538,044	607,313	686,359
Exploration expenses	336,311	261,430	358,769
Net loss per share, basic and fully diluted	(0.04)	(0.04)	(0.07)
Total assets	95,480	1,012,542	1,771,302
Total long-term financial liabilities	--	--	1,639,065
Shareholders’ equity (deficiency)	(25,284)	868,649	(556,475)

We did not earn any revenue during the year ended December 31, 2006, 2005 and 2004 aside from interest income.

RESULTS OF OPERATIONS

Year ended December 31, 2006

We incurred a net loss of $1,045,318 for year ended December 31, 2006, resulting in a loss per share of $0.04.  The loss was attributable to operating expenses of $1,035,108, a foreign exchange loss of $25,593 and offset by interest income of $15,383.

During the year we incurred $1,030 in depreciation and amortization, $336,311 in exploration expense, $155,079 in general and administrative expenses, $26,447 in management fees, and $251,336 in professional fees, $128,713 in stock-based compensation, $32,661 in travel, $90,876 in wages and benefits, a write-off of an amount receivable in the amount of $31, 010 and an expense recovery of $18,355.

For the year ended December 31, 2006, our loss increased compared to the previous year.  This was primarily due to the Company recognizing $128,713 in stock-based compensation and writing-off an amount receivable held in China.  The recognition of stock-based compensation was the result of the Company adopting a new accounting policy and the amount receivable was written off as it is uncertain whether the Company will be able to utilize this amount due to foreign exchange controls in China.

The Company’s focus has changed as we discontinued our Chinese joint ventures in 2005, joint ventured our Red Rock property and our exploration expenditures on our Blue Mountain Project slowed.  We incurred $336,311 in exploration expenses as the Company entered into several new project agreements and was focused on the acquisition of Aurizona Goldfields, the reason for the increase compared to the previous year.  Exploration costs consisted of the initial option payments and preliminary geological work on our Trout Creek, Stone Cabin, Anchor and Eureka projects as well as generative exploration costs associated with Aurizona such as wages related to the Company’s Chief Operations Officer who was hired during the period. Also included in exploration costs, were the current year’s option payment which relates to the Company maintaining its Blue Mountain project.

Professional fees increased compared to the prior year as $163,551 was incurred which related to the Aurizona transaction which closed on January 31, 2007.  The Company currently has two employees which consist of the Chief Executive Officer and the Chief Operations Officer.  Wages and benefits were approximately the same amount in both periods as the Chief Operations Officer has been charged to exploration expenses.  General and administrative expenses consist mostly of rent, filing fees, marketing and other administrative expenses which relate to maintaining the Company’s exchange listing.  General and administrative increased slightly over the previous year due to work associated with the Company’s possible acquisition of Aurizona Goldfields.  Management fees were constant as the monthly charge was C$2,500.

Year ended December 31, 2005

We incurred a net loss of $888,920 for year ended December 31, 2005, resulting in a loss per share of $0.04.  The loss was attributable to operating expenses of $871,908, a foreign exchange loss of $22,246 and interest expense of $1,750 which was offset by interest income of $6,984.

During the year we incurred $3,165 in depreciation and amortization, $140,254 in equity loss from operation of joint ventures, $251,840 in exploration expense, $31,508 in filing fees, $38,658 in general and administrative expenses, $24,765 in management fees, and $208,429 in professional fees, $12,837 in rent, $68,036 in travel, and $84,565 in wages and benefits.

Expenses decreased over the prior year due to restructuring, which included the termination and wind-up of our joint ventures in China.  We recognized a loss of $140,254 relating to our joint venture companies in China compared with $198,948 during the prior year.  The decrease in the loss reflects cash received during the fourth quarter, upon termination of our joint ventures, which offset previous quarter’s losses from our joint ventures.

Exploration expenses include geologists fees, assay costs, supplies, travel costs and claim fees relating to our Blue Mountain project and our Red Rock project prior to our signing a letter of intent with Centerra.  Expenses for Blue Mountain and Red Rock were $26,704 and $33,826 respectively.  Exploration expenses also include geologist fees, consulting fees and related expenses for project generation, mainly in China, including fees to a director of the company.

During the year the Company continued from Wyoming to Canada and accordingly paid $63,675 in additional professional fees during the year.  Travel expenses decreased as several directors spent time traveling in China during the prior year in addition to the Company agreeing to reimburse a director for travel expenses in China retro-active to November 2003.  Investor relations fees decreased as the Company paid an investor relations consultant during the prior year.  Wages and benefits also increased over the prior year as the company hired a new Chief Executive Officer who joined the company in late June 2004.  General and administrative expenses consist mostly of rent, filing fees, marketing and other administrative expenses which relate to maintaining the Company’s exchange listing.  General and administrative expenses increased slightly over the previous year due to work associated with the wind-up of our joint ventures in China and the continuation of the Company from Wyoming to Canada.  Management fees were constant as the monthly charge was C$2,500.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended:

	Dec 31, 2006	Sept 30, 2006	June 30, 2006	Mar 31, 2006
	$	$	$	$
Interest and other income	2,784	5,617	6,744	238
Net loss for the period	(424,347)	(269,534)	(226,398)	(125,039)
General and administration expenses	176,713	124,046	152,283	85,002
Exploration expenses	96,947	151,429	45,062	42,873
Net loss per share, basic and fully diluted	(0.01)	(0.01)	(0.01)	(0.01)

Quarters Ended:

	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar 31, 2005
		$	$	$
Interest and other income	1,478	3,993	1,513	--
Net loss for the period	(232,863)	(57,913)	(249,011)	(349,133)
General and administration expenses	148,002	94,966	136,720	96,961
Exploration expenses	84,387	(91,964)	133,517	266,154
Net loss per share, basic and fully diluted	(0.01)	(0.00)	(0.01)	(0.02)

We did not earn any revenue during the year ended December 31, 2006 and 2005 aside from interest income.  Our losses were higher during the March 31, 2005 and June 30, 2005 quarters as we were still active in China and conducted work on our Red Rock property and Blue Mountain Project.  Our losses decreased during the periods from September 30, 2005 to March 31, 2006 as we wound up our Chinese joint ventures, joint ventured our Red Rock property and exploration slowed on our Blue Mountain Project.  Our losses for the three months ended June 30, 2006 and September 30, 2006 again increased, relating to due diligence performed on the possible acquisition of Aurizona and other generative exploration.  Our losses for the fourth quarter of 2006 increased by $154,813 which was primarily due to the company writing-off amounts receivable held in China and recognizing stock-based compensation in the amounts of $31,010 and $128,713 respectively.

CURRENT CAPITAL RESOURCES AND LIQUIDITY

Total cash and cash equivalents as at December 31, 2006 and 2005, were respectively, $77,115 and $878,477 a decrease of $801,362.  Working capital (deficiency) as at December 31, 2006 and 2005, were ($37,028) and $866,998 respectively.  Total share capital as at and December 31, 2006 and 2005, was $7,423,654 with total common shares outstanding of 24,572,700.

During the year the company did not receive any cash proceeds from financings and the decrease in working capital was mostly attributable to cash used in operations and the write-off of an amount receivable held in China.

The Company has entered into a five year lease with respect to office space.  Arrangement has been made for Pathway Capital Ltd. (Pathway), a company with a common director, to manage and act as the Company’s agent with respect to the lease.  The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis.  The total balance of the obligation is C$122,915.

On January 31, 2007, the Company acquired 100% of the issued shares of Aurizona from Brascan and Eldorado.  Aurizona owns MASA, a company incorporated in Brazil. MASA's main asset is the 100% ownership of a gold project in Maranhao State, Brazil.

The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan, in exchange for the shares of Aurizona.  The purchase price payable is as follows:

•

$500,000 to each party on January 31, 2007, with Eldorado receiving 3,000,000 common shares of the Company and Brascan receiving $670,000 on January 31, 2009;

•

$1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

•

$1,000,000 will be payable to each party on the first, second and third anniversary of the commencement of commercial production.

In addition the Company paid Brascan $263,287 for accrued operating expenses.  The Company will also be assuming a fine of approximately $1,200,000 payable to the Brazilian Departmento Nacional de Producao Mineral for past fees due relating to exploration rights.

To fund the payments due on closing of the Aurizona acquisition, the Company completed a concurrent 8,473,164 unit private placement at C$0.45 per unit for total proceeds of C$3,812,923.  Each unit consists of one common share and one half of one share purchase warrant.  Each whole warrant will entitle the holder to purchase an additional common share of the Company at a price of C$0.70 until July 31, 2008.

Our capital resources have been and are limited.  We currently do not, and will not, generate revenue from business operations in the foreseeable future, and to date have relied on the sale of equity and related party loans for cash required for our operations.  The Company will need to obtain significant additional capital to meet its future obligations to Eldorado and Brascan for the purchase of Aurizona.  There can be no assurances that we can obtain additional financing on terms reasonably acceptable to us or at all.  The lack of capital may force us to curtail our operating activities and potential investment activities.

TRANSACTIONS WITH RELATED PARTIES

In addition to related party transactions disclosed elsewhere in this MD&A:

During the years ended December 31, 2006 and 2005, the Company paid or accrued, geological consulting fees to directors and/ or officers as follows:

2006 2005	$27,000 $79,214

The consulting fees are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and the directors and officers.

The Company is charged by Pathway C$2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the years ended December 31, 2006 and 2005 were as follows:

2006 2005	$26,448 $24,765

In addition, Pathway charges the Company rent and other administrative services as follows:

2006 2005	$95,681 $57,857

CRITICAL ACCOUNTING POLICIES

The details of the Company’s accounting policies are presented in Note 3 of the consolidated financial statements for the year ended December 31, 2006.  The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have  a bearing on its financial results:

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods.  Actual amounts may differ from these estimates.

Stock options and stock-based compensation

On January 1, 2006, the Company adopted FAS No. 123R, “Share-Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award.  FAS No. 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods.  Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant.

Mineral Property Interests

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income.

When the existence of a proven or probable mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property.  After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has evaluated the design of the Company’s internal controls over financial reporting during the period covered by this Management Discussion and Analysis, and has determined that the internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

Management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures during the period covered by this Management Discussion and Analysis and has concluded that they provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported with appropriate timescales.

OTHER MD&A REQUIREMENTS

Outstanding share data:

	Number of Shares	Value
Balance as of April 17, 2007	36,045,864	C$24,511,187

Summary of stock options outstanding:

Number of Options	Option Price for Common Share	Expiry Date
625,000	$0.25	September 22, 2008
300,000	$0.30	June 7, 2009
225,000	$0.30	June 30, 2009
50,000	$0.23	April 8, 2010
115,000	C$0.22	February 2, 2011
1,425,000	C$0.30	May 15, 2011
150,000	C$0.45	August 24, 2011
320,000	C$0.50	March 14, 2012
200,000	C$0.59	April 13, 2012
10,000	C$0.68	April 16, 2012

Summary of warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
4,236,582	C$0.70	July 31, 2008
275,080	C$0.45	July 31, 2008

On January 18, 2007, 7,567,835 warrants expired.  Each warrant was convertible into one common share and was exercisable at $0.50.

Exploration costs by property for the year ended December 31, 2006:

Blue Mountain Project	Red Rock (1)	Trout Creek Project	Stone Cabin Project	Anchor Project	Eureka Project
$37,904	Nil	$34,672	$34,506	$27,449	$5,184

(1) Property exploration costs are paid by Centerra (U.S.) Inc. as per terms of the joint venture agreement discussed earlier.

Total exploration costs associated with Aurizona pre-acquisition totalled $184,916.  Other exploration costs not associated with any particular property or “generative exploration” totalled $11,680.

ON BEHALF OF THE BOARD OF DIRECTORS

“Tim Searcy”	Vancouver, British Columbia
Tim Searcy, Director